Free Writing Prospectus
Filed Pursuant to Rule 433
July 23, 2008
Registrant Statement No. 333-150431
This Free Writing Prospectus dated July 23, 2008 supersedes and replaces the Free Writing Prospectus dated July 9, 2008 of Apollo Gold Corporation under Registration Statement No. 333-150431

APOLLO GOLD CORPORATION OFFERING OF UNITS – FINAL TERMS	July 23, 2008

ISSUER:	Apollo Gold Corporation (the “Company”)

ISSUE:	Minimum 40,000,000 Units Maximum 80,000,000 Units

AMOUNT:	Minimum C$20,000,000 Maximum C$40,000,000

ISSUE PRICE:	C$.50 / US$.495 per Unit

UNITS:	Each Unit consists of one Common Share (“Share”) and one-half of a Common Share Purchase Warrant (“Warrant”) of the Company.

COMMON SHARE PURCHASE WARRANT:	Each whole Warrant will entitle the holder to acquire one Share from the Company at a price per Share of C$.65 for a period of 36 months following Closing.

USE OF PROCEEDS:
Net proceeds of the offering will be used to fund the acquisition of the mill complex from St. Andrew, for development activities at the Black Fox Project and for general corporate and working capital purposes.

LISTING:	The Shares will trade on the Toronto Stock Exchange under the symbol “APG” and on the American Stock Exchange under the symbol “AGT.” The Warrants will not be listed on any stock exchange.

FORM OF OFFERING:
Public offering in the United States by way of prospectus supplement dated July 23, 2008 to a U.S. shelf registration statement dated May 7, 2008. Public offering in all provinces of Canada (except Quebec) by way of a short form prospectus dated July 9, 2008.

FORM OF PLACEMENT:	Marketed offering, on a best efforts basis, subject to an agency agreement mutually acceptable to the Company and the agents.

AGENTS:	Haywood Securities Inc. and Blackmont Capital Inc. in Canada. Sales in the United States through their registered U.S. broker-dealer affiliates.

AGENCY FEE:	6.5%

AGENTS’ COMPENSATION OPTION:
Option to purchase a number of units (“Agents’ Compensation Units”) equal to 6% of the aggregate number of Units sold in the offering at a price per unit equal to C$.60. The option is subject to a 180 day lock-up and will expire 48 months from the closing of the offering. Each Agents’ Compensation Unit consists of one share of common stock and one-half of a common share purchase warrant. The warrants included in the Agents’ Compensation Units will have an exercise price of C$.78 per share and expire 48 months from the closing date of this offering.

CLOSING:	July 24, 2008 or such other date agreed to by the Company and the agents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Haywood Securities collect at 1-604-697-7113.